

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 19, 2008

By U.S. Mail and Facsimile

Mr. Gary Li
Chief Financial Officer
Sancon Resources Recovery, Inc.
7-9 Graham Road
Clayton South 3169 Vic AUSTRALIA

> **Re:** **Sancon Resources Recovery, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **File No. 000-50760**

Dear Mr. Li:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis, page 7

Results of Operations..., page 10

General

1.   In future filings, please quantify the reasons for the significant changes in your
        results from period-to-period. For example, you should quantify the factors you
        have identified for the fluctuations in your revenue, cost of revenue and selling,
        general and administrative expenses and ensure that you explain the majority of
        the increase or decrease in your discussion. You should disclose and discuss
        changes in each expense line item as a percentage of revenue. You should also
        disclose and discuss the factors that impacted other material line items during
        each period, including other income/expense, income taxes and minority interest.
        We remind you that management's discussion and analysis should include
        meaningful information to enhance overall financial disclosure, provide narrative
        explanation of the company's financial statements, enabling investors to see the
        company through the eyes of management, and provide information about the
        quality of, and potential variability of, the company's earnings and cash flow so
        that investors can ascertain the likelihood that past performance is indicative of
        future performance. Please refer to Release No. 33-8350, *Interpretation -
        Commission's Guidance Regarding Management's Discussion and Analysis of
        Financial Condition and Results of Operations* for guidance. This comment is
        also applicable to future quarterly filings.

Operating Activities, page 10

2.   Please revise future filings to explain the reasons for material changes in non-cash
        items, as well as significant fluctuations in working capital items, as applicable.
        In addition, please specifically address the payment terms of your accounts
        receivable and provide investors with more insight into your expected collection
        period.

Financial Statements, page F-1

Note 3 – Business Acquisition, page F-8

3.   You stated in your disclosure that the acquisition of Sancon Resource Recovery
        (Shanghai) Co., Ltd. "resulted in a recapitalization of the Company's capital
        structure similar to the pooling of interest method." Please clarify this statement
        and tell us how you accounted for the acquired entity since it appears that your
        acquisition was a business combination under SFAS 141.

4.   Please explain to us how you complied with Item 2.01, Form 8-K with regard to your acquisition of Sancon Resource Recovery (Shanghai) Co., Ltd.

Note 4 – Summary of Significant Accounting Policies, page F-9

(F) Revenue Recognition, page F-10

5.   Please tell us and expand your disclosure in future filings to address the nature of your operations in relation to your recognition of revenue for each of your material recycling, material trade and waste service segments.

(M) Recent Pronouncements, page F-12

6.   Please revise future filings to indicate that SFAS 141(R) and SFAS 160 are effective for your company on January 1, 2009. Please revise future filings to also clarify your adoption of FIN 48.

Note 7 – Related Party Transactions, page F-15

7.   At December 31, 2007 and each of the subsequent quarter-end balance sheet dates, your balance sheet includes amounts due from related parties. Please tell us and revise future filings to clarify who the related parties are and explain the specific nature of the transactions that gave rise to these amounts. If the related parities are officers of the company, please tell us what consideration you gave to Section 402(a) of Sarbanes-Oxley Act which prohibits most personal loans to officers and directors. In addition, please explain to us where changes in such amounts as well as changes in amounts due to related parties are reflected in the statements of cash flows.

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008

General

8.   We note that you restated your interim financial statements for the fiscal quarter ended June 30, 2008. In this regard, it is not clear to us why you did not:

*   provide an explanatory note that discusses the facts and circumstances surrounding the restatement of your Form 10-Q;
*   label the appropriate financial statements within your Form 10-Q/A as "Restated" in accordance with paragraph 26 of SFAS 154;
*   fully comply with FAS 154, paragraphs 25 and 26, including but not limited to labeling the appropriate financial statements as "Restated" and providing a restatement footnote that shows the impact on the financials statements as reported and as restated, as applicable; and

- update Item 3 disclosures to include the following:
  - a discussion of the restatement and the facts and circumstances surrounding it,
  - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
  - changes to internal controls over financial reporting, and
  - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Additionally, please tell us why an Item 4.02 Form 8-K was not filed to report such restatement.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 5 – Business Combination and Corporate Restructure, page 10

9.   It is not clear from your disclosure how much your 100% equity interest in Digital Financial Service Limited was sold for. Please clarify the amount to us and revise future filings, as appropriate.

Management's Discussion and Analysis..., page 12

Results of Operations, page 17

General

10.   Please revise future quarterly filings to also include a discussion of the material changes in your results for the year-to-date period as compared to the corresponding year-to-date period of the preceding fiscal year as required by Item 303(B) of Regulation S-K.

Item 3. Controls and Procedures, page 20

11.   In your Form 10-KSB for the fiscal year ended December 31, 2007, you concluded that both your disclosure controls and procedures and internal controls over financial reporting were not effective. However, in subsequent quarterly reports, you indicated that your disclosure controls and procedures were effective although there had been no changes that had materially affected your internal controls over financial reporting. Since it unclear from your disclosures when and why your conclusions have changed from ineffective to effective, please supplementally tell us and disclose in your 2008 Form 10-K when and how the material weaknesses you identified at December 31, 2007 were remediated.

12.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the correct and full definition of "disclosure controls and procedures" as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are effective or ineffective, as defined, for the each of the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. Additionally, please revise future filings to include the correct and full definition of disclosure controls and procedures or simply state that your disclosure controls and procedures are effective or ineffective, without defining them.

Exhibit 31. Section 302 Certifications

13.   We note that your certifications refer to "small business issuer." In future filings, please revise your certifications to omit this language and provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief